SEC 09055044 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47862

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC Mail Processing Section
FEB 05 2009
Washington, DC
111

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ramat Securities, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23811 Chagrin Boulevard, Suite 200
(No. and Street)

Beachwood (City) Ohio (State) 44122 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Zlatin 216-595-0987
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen Fund Audit Services, Ltd
(Name – *if individual, state last, first, middle name*)

800 Westpoint Parkway, Suite 1100 (Address) Westlake (City) Ohio (State) 44145 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 20 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Zlatin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ramat Securities, Ltd., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

NOTARIAL SEAL
STATE OF OHIO

JEFFREY C SUHAY
Notary Public
In and for the State of Ohio
My Commission Expires
November 12, 2011

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

focused.
experienced.
responsive

RAMAT SECURITIES, LTD.

INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2008

Cohen
Fund Audit Services

RAMAT SECURITIES, LTD.

DECEMBER 31, 2008

TABLE OF CONTENTS

Cohen Fund Audit Services

Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524

www.cohenfund.com

440.835.8500
440.835.1093 fax

MEMBERS
RAMAT SECURITIES, LTD.

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Ramat Securities, Ltd. (the Company) as of December 31, 2008, and the related statements of operations, changes in members' equity (deficiency), changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ramat Securities, Ltd. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cohen Fund Audit Services

February 2, 2009
Westlake, Ohio

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$ 85,407
Interest and dividends receivable	78,207
Marketable securities owned at fair market value	2,191,431
Furniture and equipment – At cost – Less accumulated depreciation of $27,482	86
	$ 2,355,131

LIABILITIES AND MEMBERS' EQUITY (DEFICIENCY)

LIABILITIES	
Payable to clearing broker	$ 199,182
Subordinated interest payable	293,108
Subordinated borrowings	3,200,000
	3,692,290
COMMITMENT AND CONTINGENCY	
MEMBERS' EQUITY (DEFICIENCY)	(1,337,159)
	$ 2,355,131

The accompanying notes are an integral part of these statements.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2008

REVENUES	
Trading loss - Net	$ (2,177,965)
Interest and dividend income	943,611
Other income	196,013
	(1,038,341)
EXPENSES	
Interest	598,188
Dividend expense	10,480
Clearing charges and communications	137,615
Professional fees	56,255
Settlements	169,660
Depreciation	360
Other operating expenses	60,675
	1,033,233
NET LOSS	$ (2,071,574)

The accompanying notes are an integral part of these statements.

STATEMENT OF CHANGES IN MEMBERS' EQUITY (DEFICIENCY)

YEAR ENDED DECEMBER 31, 2008

BALANCE – JANUARY 1, 2008	$ 734,415
NET LOSS	(2,071,574)
BALANCE – DECEMBER 31, 2008	$ (1,337,159)

The accompanying notes are an integral part of these statements.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2008

SUBORDINATED BORROWINGS – JANUARY 1, 2008	$ 2,500,000
ISSUANCE OF SUBORDINATED NOTES	700,000
SUBORDINATED BORROWINGS – DECEMBER 31, 2008	$ 3,200,000
SUBORDINATED INTEREST PAYABLE – JANUARY 1, 2008	$ -
SUBORDINATED INTEREST ACCRUED	293,108
SUBORDINATED INTEREST PAYABLE – DECEMBER 31, 2008	$ 293,108

The accompanying notes are an integral part of these statements.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2008

CASH FLOW USED IN OPERATING ACTIVITIES	
Net loss	$ (2,071,574)
Adjustments to reconcile net loss to net cash provided from operating activities	
Depreciation	360
Increase (decrease) in cash resulting from changes in operating assets and liabilities	
Interest and dividends receivable	(44,647)
Marketable securities owned - Net	4,318,779
Payable to clearing broker	(3,134,616)
Securities sold but not yet purchased - Net	(6,920)
Net cash used in operating activities	(938,618)
CASH FLOW PROVIDED FROM INVESTING ACTIVITY	
Repayment of advances to affiliates	38,967
CASH FLOW PROVIDED FROM FINANCING ACTIVITIES	
Proceeds from subordinated borrowings	700,000
Subordinated interest payable	166,995
Net cash provided from financing activities	866,995
NET DECREASE IN CASH AND CASH EQUIVALENTS	(32,656)
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	118,063
CASH AND CASH EQUIVALENTS – END OF YEAR	$ 85,407
SUPPLEMENTAL CASH FLOW DISCLOSURE	
Interest paid	$ 431,193

The accompanying notes are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

Ramat Securities, Ltd. (the Company) was formed as a limited liability company under the laws of the State of Ohio on November 22, 1994. The Company shall continue for thirty (30) years unless sooner terminated in accordance with its operating agreement. The Company is registered with the Securities and Exchange Commission (SEC) and in the states of Ohio, Arizona, California, Connecticut, Illinois, New Jersey, New York, Pennsylvania, and Texas and is a member of the Financial Industry Regulatory Authority (FINRA) and the NASDAQ, as a broker-dealer. The Company is involved in the trading of fixed income securities, equity securities, and options.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

At times during the year, the Company may maintain cash accounts with financial institutions in excess of the Federal Deposit Insurance Corporation insurance. The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Marketable Securities Owned

Securities and commodities transactions are recorded on a trade-date basis as securities transactions occur. Marketable securities are valued at quoted market value.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Depreciation

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over five to seven years.

Income Taxes

The Company has elected to be treated as a partnership as defined by the Internal Revenue Code. As a result, there is no provision for income taxes in the accompanying financial statements. The members of the Company are to include their respective share of profits and losses of the Company in their individual and corporate tax returns.

NOTES TO THE FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48) – *Accounting for Uncertainty in Income Taxes* that requires the tax effects of certain tax positions to be recognized. These tax positions must meet a "more likely than not" standard that, based on their technical merits, have a more than 50 percent likelihood of being sustained upon examination. In accordance with FASB FSP FIN 48-3, the Company has elected to defer the adoption of FIN 48 until 2009. FASB is presently preparing guidance for the adoption of FIN 48 for pass-through entities. Once this guidance is available, management of the Company will evaluate the impact, if any, that FIN 48 will have on the financial statements.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. SECURITIES OWNED

At December 31, 2008, marketable securities owned consist of trading securities at quoted market or fair values, as illustrated below:

Corporate bonds	$ 546,834
Corporate stocks	1,644,597
	$ 2,191,431

4. ASSETS MEASURED AT FAIR VALUE ON A RECURRING BASIS

The Company adopted FASB Statement of Financial Accounting Standards No. 157, *Fair Value Measurement*, (FAS 157) effective January 1, 2008. FAS 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements in financial statements.

NOTES TO THE FINANCIAL STATEMENTS

4. ASSETS MEASURED AT FAIR VALUE ON A RECURRING BASIS (Continued)

The various inputs that may be used to determine the fair value of the Company's assets are summarized in three broad levels:

Level 1	Quoted prices in active markets for identical securities
Level 2	Other significant observable inputs (including quoted prices for similar securities, interest rates, credit risk, etc.)
Level 3	Significant unobservable inputs (including the Company's own assumptions used to determine value)

Generally, the Company utilizes quoted market prices, and other relevant information generated by market transactions, to measure fair value when available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques. In certain cases, the Company may be required to make judgments about assumptions that market participants would use in estimating the fair value of financial instruments (Level 3 valuations).

Assets measured at fair value are comprised of the following at December 31, 2008:

Description	Level 1	Level 2	Level 3
Trading securities	$ 1,644,597	$ 546,834	$ -

Following is a reconciliation of activity for 2008 for trading securities measured at fair value based on significant unobservable (non-market) information (Level 3):

Balance, beginning of year	$ -
Transfers	187,500
Unrealized losses included in trading losses - Net	(187,500)
Balance, end of year	$ -

Included in the above reconciliation are securities that have a fair value based on unobservable information of $0 at January 1, 2008, and December 31, 2008.

5. PAYABLE TO CLEARING BROKER

The payable to clearing broker is for the Company's transactions and is collateralized by all securities owned by the Company.

NOTES TO THE FINANCIAL STATEMENTS

6. SUBORDINATED BORROWINGS AND SUBORDINATED INTEREST

At December 31, 2008, subordinated borrowings consisted of five subordinated notes payable to a member of the Company with a combined principal balance of $3,200,000. Interest expense on outstanding borrowings amounted to approximately $167,000 during the year ended December 31, 2008, of which none was paid. The subordinated notes bear interest at rates ranging from 5% to 6.25% per annum. The accrued interest and principal on the subordinated notes mature in 2011 and 2012.

At December 31, 2008, subordinated interest payable of approximately $293,000 consisted of the current and prior year's interest payable on subordinated borrowings of approximately $167,000 and $126,000, respectively. The Company intends to have all additional interest accrued on the subordinated borrowings to be subordinated until the maturity dates of the subordinated notes.

At December 31, 2008, future maturities of the subordinated notes are as follows:

	Subordinated Notes	Subordinated Interest
2011	$ 3,000,000	$ 292,483
2012	200,000	625
	$ 3,200,000	$ 293,108

The subordinated borrowings and interest are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they cannot be repaid. The 2008 subordinated borrowings and interest were approved by FINRA as net equity capital in June, September, and December 2008.

7. NET CAPITAL REQUIREMENTS OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $100,000 or 6⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2008, the Company had net capital of $1,476,610, which was $1,376,610 in excess of its required net capital of $100,000.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2008, the ratio was .0 to 1.

NOTES TO THE FINANCIAL STATEMENTS

8. COMMITMENT AND CONTINGENCY

Leases

The Company leases the property used for its business location through June 30, 2009, for $2,579 per month. The lease contains two one-year extensions at similar terms. The lease is guaranteed by one of the members of the Company. Total future minimum lease commitment under this lease is $15,474 in 2009. Rent expense for 2008 totaled $22,352.

Lawsuit

The Company and its members have been named in a claim seeking approximately $175,000 for compensation toward losses allegedly sustained from investments recommended by the Company and its members. The ultimate outcome of the claim cannot presently be determined, although management believes that the claim will be settled for an amount that is immaterial to the financial statements taken as a whole.

9. RELATED PARTY TRANSACTIONS

Consulting Fee

During 2008, the Company paid consulting fees to a firm which is wholly-owned by a member. Fees paid for the year ended December 31, 2008, for services rendered totaled approximately $17,800.

10. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is, therefore, exempt from the requirements of Rule 15c3-3.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2008

SCHEDULE I - COMPUTATION OF NET CAPITAL AND RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

NET CAPITAL		
Total members' equity (deficiency) from statement of financial condition		$(1,337,159)
Liabilities subordinated to claims of general creditors allowable in computation of net capital		3,493,108
Less: Non-allowable assets		
Furniture and equipment – Net		86
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES		2,155,863
Haircuts on securities:		
Trading securities	$ 281,090	
Undue concentrations	80,663	
Nonconvertible debt securities	317,500	679,253
NET CAPITAL		$ 1,476,610
AGGREGATE INDEBTEDNESS:		$ -
COMPUTATION OF NET CAPITAL REQUIREMENTS:		
Greater of net minimum capital requirements of $100,000 or 6⅔% of total aggregate indebtedness		$ 100,000
EXCESS NET CAPITAL		$ 1,376,610
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0 to 1

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2008, filed with the Securities and Exchange Commission and the amount included in the above computation follows:

Net capital, as reported in Company's Form X-17a-5, Part IIA		$ 1,180,236
Adjustments to net capital calculation:		
Add: Increase in liabilities subordinated to claims of general creditors allowable in computation of net capital	$ 293,108	
Add: Increase in haircut on undue concentrations	4,616	
Less: Haircut on unrecorded appreciation of marketable securities	(1,350)	296,374
Net capital, as reported above		$ 1,476,610

SCHEDULES II AND III – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524

www.cohenfund.com

440.835.8500
440.835.1093 fax

MEMBERS
RAMAT SECURITIES, LTD.

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5(g)(1)

In planning and performing our audit of the financial statements and supplemental schedules of Ramat Securities, Ltd. (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cohen Fund Audit Services

February 2, 2009
Westlake, Ohio

END